

Mail Stop 6010

May 15, 2008

Via Facsimile and U.S. Mail

Mr. Charles W. Robison
Chief Executive Officer
Transbotics Corporation
3400 Latrobe Drive
Charlotte, NC   28211

> **RE: Transbotics Corporation**
> **Form 10-KSB for the fiscal year ended November 30, 2007**
> **Filed February 29, 2008**
> **Form 10-QSB for the quarter ended February 29, 2008**
> **File No. 0-18253**

Dear Mr. Robison:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended November 30, 2007

Exhibit 13 – 2007 Annual Report

Note 15. Acquisition, page 30

1.   We note that you acquired all of the outstanding assets of Automation Systems in April 26, 2007. It is unclear from your current disclosures as to whether this transaction should have been accounted for as a business acquisition under SFAS 141. Using the factors outlined in paragraph 11-01(d) of Regulation S-X and EITF 98-3, provide us with your analysis that this transaction did not constitute a business acquisition that would require additional disclosures under SFAS 141. If you conclude that this transaction did constitute a business acquisition, please revise future filings to provide all disclosures required by SFAS 141. Additionally, amend your Form 8-K, if necessary, to include any required historical and pro forma financial statements for these acquisitions. Refer to Item 310(c) and Item 310(d) of Regulation S-B.

Note 16. Issuance of Subordinated Debt and Warrants, page 30

2.   We note that the 2,000,000 warrants you issued were independently valued after the transaction was completed. With respect to your valuation please address the following:

- Tell us and revise future filings to disclose your valuation methodology and all significant valuation assumptions.

- Revise future filings, beginning with your next Form 10-QSB, to name the independent appraisal firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to identify the appraisal firm and include its consent in the registration statement.

Exhibit 31.1 Certifications

3.   We note that paragraph 1 in your certification to Form 10-KSB for the fiscal year ended November 30, 2007 refers to the "quarterly" report rather than the "annual" report. Please revise future filings to refer to the proper report.

Form 10-QSB for the Quarterly Period Ended February 29, 2008

Item 3. Controls and Procedures, page 20

4.   We note your reference to audits of your February 29, 2008 and 2007 financial statements. Please tell us the audit to which you are referring and revise this filing, if necessary, to provide the audit report.

Form 10-KSB for the Fiscal Year Ended November 30, 2007 and Form 10-QSB for the
Quarterly Period Ended February 29, 2008

Controls and Procedures

5.   We note your disclosure that your "the Company maintains a system of internal controls
        and procedures designed to provide reasonable assurance that information required to be
        disclosed by the Company in reports filed under the Securities and Exchange Act of 1934
        is recorded, processed, summarized and reported within the time periods specified in
        Securities and Exchange Commission rules and forms." Revise future filings to clarify,
        if true, that your officers concluded that your disclosure controls and procedures are also
        designed to ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your management,
        including your chief executive officer and chief financial officer, to allow timely
        decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

6.   We note that a material weakness was identified in conjunction with your 2007 audit.
        Please revise future filings to disclose the specific steps that the company has taken, if
        any, to remediate the material weakness and disclose any additional procedures
        management performed to overcome such deficiencies.

Exhibit 31.1

7.   We note that you only filed one exhibit 31 certification that was signed by both your
        principal executive officer and principal financial officer. Pursuant to Rule 13a-14(a) of
        the Exchange Act, a separate certification is required to be provided for each principal
        executive officer and principal financial officer. Please revise future filings accordingly.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that keys
your response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant